June 3, 2024

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: Lauren Hamill

Re: Request for Effectiveness for Eledon Pharmaceuticals, Inc.

Registration Statement on Form S-3 (File No. 333-279711)

Dear Ms. Hamill:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Eledon Pharmaceuticals, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 10:00 a.m. Eastern Time, on Wednesday, June 5, 2024, or as soon thereafter as practicable. The Registrant respectfully requests that you notify Shelly Heyduk of O’Melveny & Myers LLP of such effectiveness by telephone at (949) 823-7968.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Ms. Heyduk at the telephone number above.

Very truly yours,

Eledon Pharmaceuticals, Inc.

By: /s/ Paul Little

Name: Paul Little

Title: Chief Financial Officer

cc: Shelly Heyduk, O’Melveny & Myers LLP